Exhibit 99.10

[FirstBank NW Corp letterhead]

February 24, 2006

Mr. Jeffrey D. Gow

Managing Director

Crescent Capital VI, L.L.C.

11624 SE Fifth Street, Suite 200

Bellevue, Washington  98005

Dear Mr. Gow:

This letter is to acknowledge receipt of the February 1, 2006 letter of intent (“Letter”) from Crescent Capital VI, L.L.C. (“Crescent”) and the amendments to the Schedule 13D filed on February 1, 2006 and February 21, 2006 with the Securities and Exchange Commission, which include a proposal for the acquisition of all of the common stock of FirstBank NW Corp. (“FirstBank”) by Crescent (“Transaction”). We have preliminarily reviewed these materials and specifically those materials relative to the Transaction, including the Letter, the Crescent-FirstBank Term Sheet (“Term Sheet”) and the Summary of Terms and Charter After Closing. In connection with our review, we have a number of questions and concerns in connection with the proposed Transaction regarding the structure, financing, regulatory matters and proposed investors. In order to complete our analysis of the Transaction, we will need you to respond to each of these questions and concerns, which are more completely set forth below. Capitalized terms used herein have the same definition as in the Amended Schedule 13D unless otherwise indicated.

As the questions below indicate, FirstBank and its advisers are concerned that the Transaction presents numerous regulatory issues, some of which may be insurmountable. In this regard, we need assurance that the OTS will not delay the application because of these issues and that regulatory approval on the Transaction, as proposed, will be likely.

I.        Structure.

A.    Identification and description of the acquisition vehicle:

i.         State of incorporation.

ii.        Type of corporation - C, S or LLC.

iii.       Bank holding company or thrift holding company.

iv.      Initial capitalization.

v.       Ownership.

vi.      Board of directors.

vii.     Officers.

viii.    Timing of formation.

B.    Indicate if the Transaction involves a charter conversion of FirstBank Northwest (“Bank”) and any anticipated regulatory issues with such a conversion. At the time of closing, who will be the primary regulators of the holding company and the Bank?

C.    Please indicate whether, after the closing of the Transaction, the composition of the holding company board and the Bank board will be the same.

D.    Please provide a description and proposed form of the agreements between Crescent and the proposed shareholders including but not limited to the subscription agreements referred to in the Term Sheet.

II.       Financing.

A.    Additional information is needed on the proposed Financial Investors, including;

i.         Describe the current relationship and transactions between Crescent (and Messrs. Gow and Wasson) and the Financial Investors.

ii.        Please indicate if the Office of Thrift Supervision (“OTS”) has been asked to review a request from either Financial Investor for confirmation that they will be regarded as passive non-controlling investors and not as savings and loan holding companies.

iii.       In the event one or both of the Financial Investors withdraw their commitment because, for example, the OTS does not confirm No. ii above, then what are the contingency plans to identify replacement investors?

iv.      Please indicate if the FirstBank shareholders will be compensated for extraordinary delays attributable to the Financial Investors withdrawal and search for new investors.

v.       Please indicate if the OTS will be asked to review the same request from the replacement investors as set forth in Item No. ii.

vi.      Please indicate if the replacement investors will be provided the same Put Rights.

vii.     Please indicate the expected timing of the filing of rebuttal of control agreements and negotiations with the OTS by the Financial Investors.

viii.    Please indicate the expected timing of the review of the Financial Investor’s fund documents for violations.

ix.       Please indicate what is the expected timing of the review of the tax situation (pursuant to Internal Revenue Code sections 512 and 501) by the Financial Investors.

x.        Please indicate if the Financial Investors wi1l be directors of either FirstBank or the Bank, or both, given that 20% ownership appears to entitle such shareholders to a board seat.

xi.       If the Financial Investors are directors, will they be entitled to board fees in addition to the monitoring fees?

B.    Please indicate if the Financial Investors and Other Investors listed in Exhibit 8 to the Schedule 13D filed on February 21, 2006 are the true owners. For example, if the Financial Investors and Other Investors are not purchasing the shares in their individual capacity or are not the beneficial owners and are purchasing on behalf of other investors, please provide information on the legal and beneficial owners.

C.    Please provide additional information on the proposed Trust Preferred Securities (“TPS”) issuance:

i.         Will the newly formed entity issue TPS prior to acquiring FirstBank?

ii.        Have the regulators given a preliminary non-objection to using TPS as acquisition financing?

iii.       Is there a commitment from an investment banker regarding the issuance?

iv.      Please describe the anticipated terms of the TPS, including but not limited to:

1.  Fixed vs. floating rate.

2.  Anticipated initial interest rate.

3.  Index if a floating rate.

4.  Margin above index?

5.  Public, private placement or pooled offering.

6.  Anticipated purchaser(s) if a private placement.

v.       If the TPS is to be issued by FirstBank. and there is a delay in completing the TPS offering, will that cause a delay in the closing of the Transaction’?

vi.      What is the anticipated percent of TPS to consolidated tangible equity upon closing?

D.    Please indicate the source of funds for Crescent to purchase an additional $25 to $35 mi1lion (the Crescent Capital New Money Investment). Will this additional equity be financed through the current margin account with Smith Barney?

E.     Please indicate how much total debt will be incurred to fund the Transaction and the sources of the funds, interest rates, terms and conditions, and Crescent’s ability to complete the transaction.

F.     In addition to the TPS referred to above, please provide a copy of any additional funding commitment letters, which set forth the financing terms, including debt and trust preferred securities and any debt to be funded by proposed shareholders.

G.    Please indicate Crescent’s ability to fund other contractual obligations that are triggered by the proposed Transaction in connection with a change of control such as ESOP, stock options, supplemental retirement plans, employment agreements, severance agreements, salary continuation agreements, employee severance plan, etc.

H.    What is the anticipated proportion of debt and trust preferred securities to tangible equity on a pro forma consolidated basis?

I.      Please provide additional information on the Put feature, including but not limited to;

i.         Why the Financial Investors are entitled to Put Rights and the other shareholders are not.

ii.        Please indicate if the Put Rights are all or nothing, or will the Financial Investors be permitted to put back a portion of their shares?

iii.       Please describe how the Put Right is funded.

iv.      Please indicate if the Put Rights are exercisable if completing the purchase of the shares results in a capital deficiency for the Bank with respect to the regulatory capital requirements.

v.       Please indicate if it is anticipated that prior regulatory approval will be required in order for the Financial Investors to exercise their Put Rights.

vi.      Please indicate how the 20% interest rate was selected for the breach of the obligation pursuant to the Put Right.

vii.     Please distinguish the 20% interest rate from junk bond interest rates and required returns by venture capitalists.

viii.    Please provide information regarding other bank and thrift acquisitions that have been financed in the manner proposed by the Financial Investors, including the Put Rights and the breaching provision related to the 20% interest rate.

ix.       Please clarify the following: “Crescent Capital’s put obligation will be secured by a pledge of all of Crescent Capital’s stock in FirstBank.”

x.        Please clarify the terms of the valuation formula for purposes of repurchasing the shares subject to the Put Right:

1.  What is the period for the comparable transactions?

2.  Are there other selection criteria for the comparable transactions?

3.  Will price-to-tangible book be considered, since the acquisition of FirstBank will create goodwill and other intangible assets?

4.  Will price-to-earnings incorporate trailing 12 month earnings or forward earnings estimates? Will earnings be as reported or adjusted for non-recurring gains and losses, amortization of intangible assets and/or extraordinary items? Will earnings be adjusted for preferred stock dividends, if any?

xi.          Please indicate who will pay for the appraisal if one or either party elects appraisal rights.

xii.         Please indicate who the arbitrator will be in the event that, even after each party obtains an appraisal to determine the purchase price there is no agreement and neither party is willing to concede.

xiii.        Please indicate if the Financial Investors will be able to sell their shares rather than exercising their Put Rights.

xiv.       Please provide a copy of any buy/sell or voting agreement of which Crescent, the Financial Investors or the Other Investors will be a party.

xv.        Please provide information on the ability of all the Other Investors to sell their shares to other investors or to unrelated third party shareholders.

xvi.       Please indicate if any of the Other Investors will have Put Rights.

xvii.      Please indicate if the Other Investors will have the right to dissent from the exercise of the Put Rights, such as through an objection to the Valuation.

J.     Please provide additional information on the IPO, including, but not limited to:

i.           A description of the anticipated characteristics of the IPO.

ii.          Timing.

iii.         Pricing.

iv.         Size.

v.          Class of common shares.

vi.         Contingency plans in the event the offering size or timing are different than anticipated.

K.    Expenses

i.           Please provide examples of other bank and thrift acquisition transactions in which the acquired bank or thrift has reimbursed investors for their transaction costs, particularly with respect to large investors such as the Financial Investors.

ii.          Please indicate how the amount of $450,000 maximum was determined.

iii.         Please indicate if Crescent’s costs and expenses during 2005 include costs to purchase shares of common stock, including, but not limited to securities filings (Schedule 13Ds) and the purchase price of the shares.

iv.         Please indicate what Crescent’s costs were during 2005 and the anticipated costs during 2006 through the closing of the Transaction.

v.          With respect to Item iv, please indicate if Crescent’s anticipated 2006 costs include the purchase of the additional shares.

vi.         Please provide examples of other bank and thrift acquisitions in which there has been a payment of a monitoring fee to shareholders, such as that proposed for the Financial Investors.

vii.        Please describe how the $100,000 monitoring fee was determined. What services will the Financial Investors provide to FirstBank in connection with the monitoring fee to be paid?

viii.       Please differentiate the $100,000 monitoring fee from effectively paying a dividend, when there appears to be a restriction on the payment of dividends.

ix.          Please describe how the transaction related costs and expenses impact the pro forma regulatory capital subsequent to the completion of the Transaction and the ability to finance the Transaction.

III.      Regulatory Matters.

A.    Provide more detail on the three year business plan on a post-acquisition basis in terms of:

i.           Growth.

ii.          Compliance with regulatory capital requirements at the Bank level, and, if appropriate, at the holding company level after all pro forma adjustments including but not limited to purchase accounting and the costs and expenses of the Transaction.

iii.         Lines of business outside of current lines provided by FirstBank, and related volumes, underwriting criteria, pricing, funding sources, management and staff expertise.

iv.         Markets served outside of current branches and loan production offices of FirstBank, geographically and customer types.

v.          Description of special niche businesses and their compliance with regulatory requirements.

vi.         Information on additional offices - branches, loan offices, administrative offices, other financial services - including location, owned vs. leased, investment required, staffing of new offices, and annual operating budget.

vii.        Description of additional executive and senior management required for new business lines, markets, etc.

viii.       Additional securities offerings - timing, type, amount, and features.

ix.          Anticipated profitability.

B.    If, as the Letter indicates, there are plans to expand the products, services and geographic scope of FirstBank’s operations, please indicate how these proposed activities will be funded and the impact on the regulatory capital ratios.

C.    Please indicate what assurances have been obtained from the OTS for approval of the Transaction:

i.           Has Crescent and the Financial Investors met with the OTS to obtain a preliminary “nonobjection” to the Financial Investor group, the Crescent group, the financing, structure and corporate governance with respect to the Transaction?

ii.          As a result of the Put Right and monitoring fee, will the $40.3 million equity financing from the Financial Investors be characterized by the accountants or the regulators as a debt instrument?

iii.         Have you discussed with OTS the identity of the Financial Investors and their level of ownership and anticipated board representation?

iv.         Confirm that the securities to be purchased by the Financial Investors are the same class of common stock to be purchased by the Other Investors.

v.          Will the purchase price of the shares by the Financial Investors be the same as for Crescent and the Other Investors?

D.    There is a restriction in the proposed terms of the Transaction on entering into transactions with Messrs. Gow, Wasson and Young, however the restriction does not appear to apply to companies or affiliates of these individuals. In this regard, please provide information on whether there will be any loans or other transactions with affiliates or potential conflicts of interest involving FirstBank and the companies controlled by any of Crescent, the Financial Investors or the Other Investors such as Polygon Northwest Company or customers of those companies.

E.     Please provide information on whether the OTS will permit the restriction, contemplated in the proposed terms, on FirstBank’s ability to raise additional equity capital after the completion of the Transaction.

F.     Please indicate the proposed compensation structure for the board members.

G.    Please indicate if there will be any members of FirstBank management on the board of directors.

H.    Please describe the nature of the CRA and compliance plan on a post-acquisition basis.

I.      Please indicate how the fair market value would be determined for the Option Plan for management.

J.     Please indicate how this proposal will satisfy the OTS requirement that a majority of the Board of Directors be independent particularly given the provisions on stock ownership and the election of directors and the likelihood under the Change of Control provisions that the Financial Investors, Other Investors and Crescent will all be considered a group.

IV.      Proposed Investors

A.    What is the background of the proposed shareholders and are there any issues that would preclude them from being acceptable to the regulatory agencies (i.e. foreign investors, builders, bankruptcies, criminal convictions, prior employment at failed companies, etc.)

B.    Provide information that the Financial Investors and Other Investors have agreed to complete and submit to the OTS the biographical and other information (fingerprint cards, etc.) to support the regulatory filings including the information necessary to satisfy OTS Change of Control and Holding Company issues.

C.    Provide information on the status of the original proposed Other Investors approval of the revised structure.

D.    Please provide information from the OTS that it will approve the provisions on changes of composition of the Board of Directors of FirstBank based on changes in stock ownership.

E.     Please provide information from the OTS as to whether it will approve a super majority (two thirds) vote requirement by the Board of Directors to approve the annual operating plan.

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Please provide us with this additional information and documentation at your earliest convenience. We are committed to thoroughly reviewing the details of the Transaction for the purpose of determining if the Transaction is in the best interest of FirstBank and its shareholders.

Sincerely,

/s/ Clyde E. Conklin

Clyde E. Conklin
President and Chief Executive Officer

CEC/dl